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FRIDAY MAY 11, 11:59 AM EASTERN TIME

PRESS RELEASE

SOURCE: Baldwin Piano & Organ Company

BALDWIN PIANO & ORGAN COMPANY ANNOUNCES RESIGNATION OF KAREN HENDRICKS FROM COMPANY'S BOARD OF DIRECTORS
MASON, Ohio, May 11 /PRNewswire/ -- Baldwin Piano & Organ Company (Nasdaq: BPAO
- news) announced today that Karen L. Hendricks has resigned from the board of directors effective immediately. Hendricks, the former chairman and CEO of the Company, had served on the board of directors since 1994. The Company does not intend to appoint an interim board member to replace Hendricks.
In a statement after her resignation was received, Kenneth W. Pavia, Sr., chairman of Baldwin Piano, said, "We are confident that the current board of directors have the requisite skill, knowledge and experience to represent the interest of all the shareholders. Additionally, Robert Jones, our new CEO, has begun to instill a new enthusiasm and financial discipline to Baldwin that is having a positive effect throughout the Company. We look forward to returning the Company to profitability and restoring the luster to this once proud American manufacturing icon." Baldwin Piano & Organ Company, the maker of America's best selling pianos, has marketed keyboard musical products for nearly 140 years.
"Safe Harbor" statement under the Private Litigation Reform Act of 1995: This release contains forward looking statements that are subject to risk and uncertainties, including but not limited to, the impact of competitive products and pricing, product demand and market acceptance, reliance on key strategic alliances, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. For additional information about Baldwin Piano & Organ Company contact Francisco Llaco, Esquire at (305) 596-4398.